SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) (1)

NATIONAL INTERSTATE CORPORATION

(Name of Issuer)

COMMON SHARES, $ .01 PAR VALUE PER SHARE

(Title of Class of Securities)

63654U 10 0 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

(1)	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on Following Pages)

CUSIP No. 63654U 10 0	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITES ONLY) ALAN R. SPACHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,096,000 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 3,096,000 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

Item 1	(a).	Name of Issuer:

National Interstate Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3250 Interstate Drive Richfield, Ohio 44286-9000

Item 2	(a).	Name of Person Filing:

Alan R. Spachman

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

3250 Interstate Drive Richfield, Ohio 44286-9000

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Shares, $ .01 par value per share

Item 2	(e).	CUSIP Number:

63654U 10 0

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information:

Not Applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:

3,096,000

(b) Percent of Class:

14.3%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

3,096,000

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

3,096,000

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006	/s/ Alan R. Spachman
Alan R. Spachman

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